UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2015

Commission File Number 001-35298

OCEAN RIG UDW INC.

10 Skopa Street, Tribune House

2nd Floor, Office 202, CY 1075

Nicosia, Cyprus

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of the press release of Ocean Rig UDW Inc. (the “Company”), dated December 7, 2015: Ocean Rig UDW Inc. Reports Financial and Operating Results for the Third Quarter 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEAN RIG UDW INC.

Dated: December 8, 2015	By: /s/George Economou
George Economou
Chief Executive Officer

Exhibit 99.1

OCEAN RIG UDW INC. REPORTS FINANCIAL AND OPERATING RESULTS FOR THE THIRD QUARTER 2015

December 7, 2015, Nicosia, Cyprus. Ocean Rig UDW Inc. (NASDAQ:ORIG), or Ocean Rig or the Company, an international contractor of offshore deepwater drilling services today announced its unaudited financial and operating results for the third quarter ended September 30, 2015.

Third Quarter 2015 Financial Highlights

•

For the third quarter of 2015, the Company reported a net income of $138.4 million, or $0.94 basic and diluted earnings per share.

Included in the third quarter 2015 results are non-cash gains associated with the purchase of the 7.25% Senior Unsecured Notes due 2019 and the 6.5% Senior Secured Notes due 2017 totaling $52.2 million or $0.36 per share.

Excluding the above items, the Company would have reported net income of $86.2 million, or $0.58 per share.

•

The Company reported Adjusted EBITDA(1) of $273.4 million for the third quarter of 2015.

Recent Highlights

•

As of December 7, 2015, the Company has purchased a principal amount of $268.1 million of the 7.25% Senior Unsecured Notes due in 2019 and $156.3 million of the 6.5% Senior Secured Notes due in 2017, resulting in a total gain to the Company of $173.5 million.

•

On September 11, 2015, the Company entered into an agreement to provide third party technical management services for the offshore drilling unit Cerrado.

•

On September 3, 2015, the Company reached an agreement to postpone the delivery of the Ocean Rig Santorini to the second quarter of 2017. As part of the agreement, certain portions of the pre-delivery payments were also deferred.

George Economou, Chairman and Chief Executive Officer of the Company, commented:

“We are pleased to report another solid quarter, despite the current market conditions, with a fleet utilization of approximately 96% and further reductions in operating and corporate expenses. Our performance is a testament to the superior operating results associated with modern assets and the collective efforts of our operating team.

“In addition to further reducing our costs and maintaining a high level of operating efficiency, we remain focused on value creation initiatives for our shareholders. In August, we exchanged the remaining $80.0 million owed to us by DryShips for approximately 17.8 million of our shares owned by DryShips.  Furthermore, as of today, we bought $268.1 million of our 7.25% Senior Unsecured Notes due in 2019 and $156.3 million of our 6.5% Senior Secured Notes due in 2017.

“During the third quarter of 2015, and as previously announced, the Ocean Rig Skyros started its new six year contract in Angola with Total. In addition the Ocean Rig Olympia started its new contract with Eni in Angola. Given these contracts, our total revenue backlog is $3.8 billion and results in contract coverage of 100% and 75% of our calendar days in 2015 and 2016.

“We continue to effectively manage our capital expenditures program by deferring instalments and pushing out construction as evidenced by the new delivery date of the Ocean Rig Santorini in mid-2017. This agreement significantly reduces our obligations for the next two years.

“The market remains challenging with limited visibility of new contracts and is likely to remain so through the next year. Even though we remain positive for the long term prospects of the industry, given the current environment, we will adjust our available capacity to the new market conditions.”

(1)

Adjusted EBITDA is a non-GAAP measure; please see later in this press release for reconciliation to net income.

Financial Review: 2015 Third Quarter

The Company recorded net income of $138.4 million, or $0.94 basic and diluted earnings per share, for the three-month period ended September 30, 2015, as compared to a net income of $104.2 million, or $0.79 basic and diluted earnings per share, for the three-month period ended September 30, 2014.

Revenues decreased by $78.3 million to $437.2 million for the three-month period ended September 30, 2015, as compared to $515.5 million for the same period in 2014, due to fewer operating days of our fleet.

Drilling rigs and drillships’ operating expenses decreased to $135.5 million and total depreciation and amortization increased to $90.3 million for the three-month period ended September 30, 2015, from $198.4 million and $81.7 million, respectively, for the three-month period ended September 30, 2014. Total general and administrative expenses decreased to $23.2 million in the third quarter of 2015 from $33.5 million during the same period in 2014.

Interest and finance costs, net of interest income, amounted to $67.2 million for the three-month period ended September 30, 2015, compared to $81.8 million for the three-month period ended September 30, 2014.

Fleet List

The table below describes our fleet profile as of December 1, 2015:

Total backlog as of December 1, 2015 amounted to $3.8 billion.

Unit Leiv Eiriksson	Year built/ or Scheduled Delivery 2001	Redelivery Q1 – 16	Operating Area Norwegian Continental Shelf
Eirik Raude	2002	Q1 – 16	Falkland Islands
Ocean Rig Corcovado	2011	Q2 – 18	Brazil
Ocean Rig Olympia	2011	Q2 – 16	Angola
Ocean Rig Poseidon	2011	Q2 – 17	Angola
Ocean Rig Mykonos	2011	Q1 – 18	Brazil
Ocean Rig Mylos	2013	Q3 – 16	Brazil
Ocean Rig Skyros	2013	Q3 – 21	Angola
Ocean Rig Athena	2014	Q2 – 17	Senegal
Ocean Rig Apollo	2015	Q2 – 18	West Africa
Newbuildings
Ocean Rig Santorini	Q2 2017	N/A	N/A
Ocean Rig Crete	Q1 2018	N/A	N/A
Ocean Rig Amorgos	Q1 2019	N/A	N/A

Ocean Rig UDW Inc.

Financial Statements

Unaudited Interim Condensed Consolidated Statements of Operation

(Expressed in Thousands of U.S. Dollars except for share and per share data)	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2015	2014	2015

REVENUES:
Revenues	$515,514	$437,174	$1,317,711	$1,272,473

EXPENSES:
Drilling rigs and drillships operating expenses	198,413	135,479	533,017	431,190
Depreciation and amortization	81,744	90,318	239,835	267,468
General and administrative expenses	33,510	23,236	96,915	76,647
Legal settlements and other, net	1,145	(604)	2,733	(3,234)

Operating income	200,702	188,745	445,211	500,402

OTHER INCOME/(EXPENSES):
Interest and finance costs, net of interest income	(81,819)	(67,172)	(225,575)	(202,332)
Gain from repurchase of senior notes	-	52,213	-	52,213
Gain/(loss) on interest rate swaps	3,943	(6,217)	(6,224)	(16,278)
Other, net	(638)	(5,630)	759	(13,256)
Income taxes	(17,940)	(23,539)	(41,873)	(66,336)
Total other expenses, net	(96,454)	(50,345)	(272,913)	(245,989)

Net income attributable to Ocean Rig UDW Inc.	$104,248	$138,400	$172,298	$254,413

Net income attributable to Ocean Rig UDW Inc. common stockholders	$103,946	$137,702	$171,802	$253,238

Earnings per common share, basic and diluted	$0.79	$0.94	$1.30	$1.82
Weighted average number of shares, basic and diluted	131,822,515	146,670,990	131,832,444	138,885,188

Ocean Rig UDW Inc.

Unaudited Condensed Consolidated Balance Sheets

(Expressed in Thousands of U.S. Dollars)	December 31, 2014	September 30, 2015

ASSETS
Cash, cash equivalents and restricted cash (current and non-current)	$531,497	$895,755
Other current assets	446,695	462,343
Advances for drillships under construction and related costs	622,507	385,467
Drilling rigs, drillships, machinery and equipment, net	6,207,633	6,837,540
Other non-current assets	233,289	44,295
Total assets	8,041,621	8,625,400

LIABILITIES AND STOCKHOLDERS’ EQUITY

Total debt	4,372,450	4,672,043
Total other liabilities	502,895	504,461
Total stockholders’ equity	3,166,276	3,448,896
Total liabilities and stockholders’ equity	$8,041,621	$8,625,400

SHARE COUNT DATA
Common stock issued	132,017,178	160,888,606
Less: Treasury stock	-	(22,222,222)
Common stock issued and outstanding	132,017,178	138,666,384

Adjusted EBITDA Reconciliation

Adjusted EBITDA represents earnings before interest, taxes, depreciation and amortization, class survey costs and gains or losses on interest rate swaps. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is a basis upon which the Company measures its operations. Adjusted EBITDA is also used by our lenders as a measure of our compliance with certain covenants contained in our loan agreements and because the Company believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.

The following table reconciles net income to Adjusted-EBITDA:

(Dollars in thousands)	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2015	2014	2015
Net income	$104,248	$138,400	$172,298	$254,413

Add: Net interest expense	81,819	67,172	225,575	202,332
Add: Depreciation and amortization	81,744	90,318	239,835	267,468
Add: Income taxes	17,940	23,539	41,873	66,336
Less: Gain from repurchase of senior notes	-	(52,213)	-	(52,213)
Add: (Gain)/loss on interest rate swaps	(3,943)	6,217	6,224	16,278
Adjusted EBITDA	$281,808	$273,433	$685,805	$754,614

Drill Rigs Holdings Inc - Supplemental Information

Leiv Eiriksson

The Leiv Eiriksson is currently drilling offshore Norway under our three-year contract with Rig Management Norway, which is expected to expire in March 2016. During the third quarter of 2015, the unit achieved utilization of 100%.

Eirik Raude

The Eirik Raude is currently drilling its fourth well in the Falkland Islands under our six well contract with Premier Oil and Noble Energy. During the third quarter of 2015, the unit achieved utilization of 82.9%.

Summary Financials of Drill Rig Holdings Inc.:

	Year ended December 31, 2014	Nine months ended September 30, 2015
(Dollars in thousands)
Total assets…………………………………	$ 1,254,454	$1,181,004
Total debt, net of financing fees………..	(788,224)	(791,357)
Shareholders equity………………………	(384,938)	(325,530)
Total cash and cash equivalents……….…	$ 23,635	$7,290

	Nine months ended September 30, 2014	Nine months ended September 30, 2015
(Dollars in thousands)
Total revenue………………………………	$ 319,964	$298,484
EBITDA..……………………….…………	$ 178,353	$182,865

EBITDA reconciliation of Drill Rig Holdings Inc.:

(Dollars in thousands)	Nine months ended September 30,
	2014	2015
Net Income	$90,561	$70,207
Add: Net interest expense	27,416	42,126
Add: Depreciation and amortization	58,839	60,960
Add: Income taxes	1,537	9,572
EBITDA	$178,353	$182,865

Conference Call and Webcast: December 8, 2015

As announced, the Company’s management team will host a conference call, on Tuesday, December 8, 2015 at 8:00 a.m. Eastern Time to discuss the Company's financial results.

Conference Call Details

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or +(44) (0) 1452 542 301 (from outside the US). Please quote "Ocean Rig."

A replay of the conference call will be available until December 15, 2015. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 55592075#.

A replay of the conference call will also be available on the Company’s website at www.ocean- rig.com under the Investor Relations section.

Slides and audio webcast:

There will also be a simultaneous live webcast over the Internet, through the Ocean Rig UDW Inc. website www.ocean-rig.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Ocean Rig UDW Inc.

Ocean Rig is an international offshore drilling contractor providing oilfield services for offshore oil and gas exploration, development and production drilling, and specializing in the ultra-deepwater and harsh-environment segment of the offshore drilling industry. The company owns and operates 13 offshore ultra deepwater drilling units, comprising of 2 ultra deepwater semisubmersible drilling rigs and 11 ultra deepwater drillships, 1 of which is scheduled to be delivered to the Company during 2017, 1 of which is scheduled to be delivered during 2018 and 1 of which is scheduled to be delivered during 2019.

Ocean Rig’s common stock is listed on the NASDAQ Global Select Market where it trades under the symbol “ORIG”

Visit the Company’s website at www.ocean-rig.com

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with such safe harbor legislation.

Forward-looking statements relate to Ocean Rig’s expectations, beliefs, intentions or strategies regarding the future. These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should,” “seek,” and similar expressions. Forward-looking statements reflect Ocean Rig’s current views and assumptions with respect to future events and are subject to risks and uncertainties.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in Ocean Rig’s records and other data available from third parties. Although Ocean Rig believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond Ocean Rig’s control, Ocean Rig cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward- looking statements contained herein. Actual and future results and trends could differ materially from those set forth in such statements.

Important factors that, in Ocean Rig’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include factors related to (i) the offshore drilling market, including supply and demand, utilization, day rates and customer drilling programs, commodity prices, effects of new rigs and drillships on the market and effects of declines in commodity process and downturns in the global economy on the market outlook for our various geographical operating sectors and classes of rigs and drillships; (ii) hazards inherent in the drilling industry and marine operations causing personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage, claims by third parties or customers and suspension of operations; (iii) newbuildings, upgrades, and shipyard and other capital projects; (iv) changes in laws and governmental regulations, particularly with respect to environmental matters; (v) the availability of competing offshore drilling vessels; (vi) political and other uncertainties, including risks of terrorist acts, war and civil disturbances; piracy; significant governmental influence over many aspects of local economies, seizure; nationalization or expropriation of property or equipment; repudiation, nullification, modification or renegotiation of contracts; limitations on insurance coverage, such as war risk coverage, in certain areas; political unrest; foreign and U.S. monetary policy and foreign currency fluctuations and devaluations; the inability to repatriate income or capital; complications associated with repairing and replacing equipment in remote locations; import-export quotas, wage and price controls imposition of trade barriers; regulatory or financial requirements to comply with foreign bureaucratic actions; changing taxation policies; and other forms of government regulation and economic conditions that are beyond our control; (vii) the performance of our rigs; (viii) our ability to procure or have access to financing and our ability comply with our loan covenants; (ix) our substantial leverage, including our ability to generate sufficient cash flow to service our existing debt and the incurrence of substantial indebtedness in the future (x) our ability to successfully employ our drilling units; (xi) our capital expenditures, including the timing and cost of completion of capital projects; (xii) our revenues and expenses; (xiii) complications associated with repairing and replacing equipment in remote locations; and (xiv) regulatory or financial requirements to comply with foreign bureaucratic actions, including potential limitations on drilling activities. Due to such uncertainties and risks, investors are cautioned not to place undue reliance upon such forward-looking statements.

Risks and uncertainties are further described in reports filed by Ocean Rig UDW Inc. with the U.S. Securities and Exchange Commission, including the Company’s most recently filed Annual Report on Form 20-F.

Investor Relations / Media:

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. 212-661-7566

E-mail: oceanrig@capitallink.com